Exhibit 99.1

IsoTis OrthoBiologics Appoints Kathe Liljestrand as VP Marketing

LAUSANNE, Switzerland, IRVINE, CA, USA – September 27, 2005 - IsoTis OrthoBiologics (SWX/Euronext: ISON) (TSX: ISO) today announced it has appointed Kathryn (Kathe) E. Liljestrand as Vice President Marketing.

Kathe Liljestrand, who joins IsoTis OrthoBiologics from Smith & Nephew, Inc., has approximately 25 years experience in the medical device industry of which close to 15 years in orthopaedics with companies such as Surgical Dynamics, Wright Medical, Inc., and Sofamor Danek Group, Inc. At Surgical Dynamics she was Senior Director of Sales, with responsibility for the $100 million spinal products division. At Smith&Nephew from 2000 until joining IsoTis OrthoBiologics, she was initially responsible for US marketing development of the trauma product line, while for the past three years she held different positions in the Reconstructive Division, most recently as Director of Patient Advocacy.

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director Investor Relations
Tel: +41(0)21 620 6011
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).